

## Daniel Gizzi · 3rd

 **KinectAir**

COO & CFO

Atlanta, Georgia, United States · 500+ connections ·

**Contact info**

## Experience



**Chief Operating Officer**
KinectAir
Oct 2020 – Present · 7 mos

KinectAir is the on-demand, app-based charter service bringing joy back to air travel and increased access to private flying for real people with real places to go.



**Founder & President**
Aircraft Executives
Oct 2014 – Present · 6 yrs 7 mos

Providing aviation expertise to a wide range of clients in private aviation services. Focusing on aircraft sales and management services.



**Chief Financial Officer**
Pineapple House Interior Design
Nov 2017 – Present · 3 yrs 6 mos
Atlanta, GA

· Worked on the valuation and purchase strategy through two majority ownership changes
· Implemented new accounting procedures for efficiency and better cashflow management
· Established and implemented strategic financial goals resulting in continual yearly revenue increases



**Director of Flight Operations & Chief Pilot**
MIRASCO
Dec 2014 – Dec 2017 · 3 yrs 1 mo
Atlanta, GA

Managed aircraft, crew, assisted in aircraft financial planning and accounting.



**Co-Founder & Vice President**
Ascension Air Management, Inc
Jan 2011 – Oct 2014 · 3 yrs 10 mos
Greater Atlanta Area

· Created an owner-flown factional aircraft program with the Cirrus SR22T aircraft
· Oversaw non-fractional aircraft management and aircraft chartering
· Implemented and managed policies and procedures of flight and aircraft operations
· Worked with manufacturers of aircraft fleet on acquisitions and product support

**Show 3 more experiences** ⌄

## Education



**Embry-Riddle Aeronautical University**
Bachelor's degree, Business Administration, Management and Operations
Activities and Societies: Delta Chi



**Embry-Riddle Aeronautical University**
Master of Business Administration (MBA), Finance

## Licenses & certifications



**Airline Transport Pilot - Fixed Wing**
Federal Aviation Administration



**Certified Flight Instructor CFI, CFII and MEI**
Federal Aviation Administration



**Commercial Helicopter Rated**
Federal Aviation Administration

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## Volunteer experience

**Founding Atlanta Member**
Global Shapers Community
2012 – 2014 • 2 yrs



**Member of the Council of 100**
Embry-Riddle Aeronautical University
2012 – Oct 2014 • 2 yrs
Education



